Cane & Company, LLC
101 Convention Center Dr., Suite 1200
Las Vegas, NV  89112
Phone: (702) 312-6255
Fax: (702) 312-6249


March 16, 1999

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attention: James Lopez

Re: Titan Trading Analytics Inc.
       Form 20-FR (12(g))
       File No. 0-25289
       Filed January 22, 1999

Dear Mr. Lopez:

As we discussed over the phone last week, due to the unlikely prospect of being able to clear the various issues raised in your comment letter by the effective date, Titan Trading Analytics Inc. wishes to immediately withdraw its registration statement filed on Form 20-F pursuant to Section 12(g) of the Securities Exchange Act of 1934 on January 22, 1999.

We also confirm that the "Titan Trading Inc." referred to in your letter to Michael Paauwe dated March 11, 1999 and indicated therein as being a US registered broker dealer is in fact a different company than the applicant and entirely unrelated to the Canadian company Titan Trading Analytics Inc. which filed the subject Form 20-F registration.

Further, we confirm that the Company plans to re-submit its filing within the next ten to sixty days with an appropriate response to the comment letter.

Please take any and all necessary actions to ensure that said filing is withdrawn and does not become effective. If you have any questions, please do not hesitate to call or write.


Sincerely,


Michael A. Cane